UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Xos, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98423B 306
(CUSIP Number)

GIORDANO SORDONI
XOS, INC.
3550 TYBURN STREET
LOS ANGELES, CA 90065
TELEPHONE: (818) 316-1890
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98423B 306

1.	Name of Reporting Person Giordano Sordoni
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 828,709 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 828,709 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 828,709
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.3% (2)
14.	Type of Reporting Person (see instructions) IN

(1)    Includes 4,987 shares of common stock, par value $0.0001 per share (“Common Stock”), of Xos, Inc. (the “Issuer”) issuable pursuant to restricted stock units (“RSUs”) that will vest within 60 days of December 9, 2024.
(2)    Based on approximately 8,034,331 outstanding shares of Common Stock, consisting of (i) 8,029,344 shares of the Issuer’s Common Stock outstanding as of November 8, 2024 as reported in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2024 (the “Form 10-Q”); and (ii) an additional 4,987 shares of Common Stock issuable pursuant to RSUs that will vest within 60 days of December 9, 2024.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D filed by the undersigned with the SEC on August 30, 2021 (as it may be amended and supplemented from time to time, the “Schedule 13D”) with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Xos, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings previously defined in the Schedule 13D. Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth under Item 4 below is incorporated herein by reference.

Item 4. Purpose of Transaction.

On March 26, 2024, the Issuer and ElectraMeccanica Vehicles Corp., a corporation previously existing under the laws of the Province of British Columbia (“ElectraMeccanica”), completed the previously announced transaction pursuant to the Arrangement Agreement, dated as of January 11, 2024 (the “Original Arrangement Agreement”), by and between the Issuer and ElectraMeccanica, as amended by the Amendment Agreement, dated January 31, 2024 (the “Amendment Agreement” and, together with the Original Arrangement Agreement, the “Arrangement Agreement”), by and between the Issuer and ElectraMeccanica. Pursuant to the terms of the Arrangement Agreement, the Issuer acquired all of the issued and outstanding common shares of ElectraMeccanica (the “ElectraMeccanica Shares”) pursuant to a plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (British Columbia) (the “Arrangement”).

Subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, on March 26, 2024, each ElectraMeccanica Share outstanding immediately prior to the effective time of the Arrangement was converted automatically into the right to receive 0.0143739 of a share of Common Stock. Upon closing of the Arrangement, the number of outstanding shares of the Issuer’s Common Stock increased by 1,766,388 shares and, accordingly, the undersigned’s percentage beneficial ownership decreased proportionately.

The foregoing summary description of the completion of the Arrangement does not purport to be complete and is qualified in its entirety by reference to the terms of (i) the Original Arrangement Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 12, 2024, and is incorporated by reference into this Item 4, and (ii) the Amendment Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 1, 2024, and is incorporated by reference into this Item 4.

On August 10, 2024, as previously disclosed on a Form 4 filed by the undersigned, the Issuer granted to Giordano Sordoni an award of 241,226 Restricted Stock Units (“RSUs”) under the Issuer’s 2021 Equity Incentive Plan. Approximately 33% of such RSU shall vest on April 10, 2025 (the "Initial Vesting Date"), and the remainder of the RSU Award shall vest in twenty-four (24) approximately equal installments on the 10th day of each calendar month thereafter; provided that Giordano Sordoni remains in continuous service to the Issuer at each such time.

Giordano Sordoni serves as a member of the board of directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Other than as described above, Giordano Sordoni does not have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein and except as may be proposed by Mr. Sordoni in his capacity as a director of the Issuer, or by such board of directors with Mr. Sordoni’s participation. Mr. Sordoni reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to his holdings in the Issuer, including any or all of the actions described in paragraphs (a) through (j) of Schedule 13D.

Mr. Sordoni may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by him in open-market transactions or privately negotiated transactions, on such terms and at such times as he may deem advisable, subject to applicable law.

Item 5. Interest in Securities of the Issuer.

(a) – (b)     The information relating to the beneficial ownership of shares of Common Stock by Mr. Sordoni set forth in Rows 7 through 11 and 13 of the cover page hereto is incorporated herein by reference.

(c) The information set forth under Item 4 above is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Item 4 above is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2024

    /s/ Giordano Sordoni
    Giordano Sordoni